June 15, 2006

CONFIDENTIAL

FOR INFORMATION OF SEC STAFF ONLY

Confidential Treatment is requested

For a portion of this letter described below

Via Overnight Delivery

George F. Ohsiek, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amazon.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed February 17, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2006

File No. 0-22513

Dear Mr. Ohsiek:

On behalf of Amazon.com, Inc., this responds to your letter of May 24, 2006, regarding our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “Q1 2006 10-Q”). Each of your comments is set forth below, followed by our response.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our responses to Comments 2, 3, 7 and 8. We request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause us competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to FOIA or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned with a copy to the office of our General Counsel.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation –Liquidity and Capital Resources, page 29

Comment 1

Each time the measure “free cash flow” is presented, please revise your disclosures as follows: 1) identify the measure as a non-GAAP measure of liquidity; 2) disclose alongside it, with equal or greater prominence, cash flows from operating, investing, and financing activities; and 3) provide a cross-reference to the non-GAAP disclosures provided on page 43. Please note it is not sufficient to present and discuss free cash flows on page 29, without identifying the measure as a non-GAAP measure until page 43. Likewise it is not appropriate to give the measure undue prominence by discussing it in the first paragraph of your liquidity and capital resources section, while deferring the discussion of your GAAP based liquidity measures until later in the document. Refer to the requirements of Item 10(e) of Regulation S-K as well as our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov (hereinafter “the non-GAAP FAQ”).

Response

In future periodic reports, we will revise our discussion of cash flows reflected in the first full paragraph under the heading Liquidity and Capital Resources on page 29 of our 2005 10-K as follows:

Cash provided by operating activities was $733 million, $566 million, and $393 million in 2005, 2004, and 2003. Net cash used in investing activities was $778 million and $317 million in 2005 and 2004, while cash provided by investing activities was $236 million in 2003. Net cash used in financing activities was $193 million, $97 million, and $332 million in 2005, 2004, and 2003.

Our financial focus is on long-term, sustainable growth in free cash flow1. Free cash flow, a non-GAAP financial measure, was $529 million for 2005, which includes the effect of a $40 million patent litigation settlement, compared to $477 million and $347 million for 2004 and 2003. See Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Measures.” Operating cash flows and free cash flows can be volatile and are sensitive to many factors, including changes in working capital and timing of capital expenditures. Working capital at any specific point in time is subject to many variables, including seasonality, the timing of expense payments, discounts offered by vendors, vendor payment terms, and fluctuations in foreign exchange rates.

In future periodic reports, we also will make corresponding changes, as appropriate, for other presentations of free cash flow.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation –Results of Operations, page 32

Comment 2

Please revise the discussion of your results of operations to give readers an understanding of the extent to which your revenues and income are generated by sales of tangible products owned by you or by commissions on sales of third party sellers. Please also discuss significant changes in your revenue mix year over year and quantify how those changes affect your gross margin, income from operations, and net income. We believe such disclosure is particularly relevant since it appears your commission revenues tend to generate significantly higher margins than your sales of tangible products. From your current disclosures, it is unclear the effect on your historical operating results of fluctuations in your revenue mix. It is likewise unclear where you expect revenue growth in the future and how you expect this to affect your future results of operations and financial condition.

Response

Pursuant to 17 C.F.R. § 200.83, we hereby request confidential treatment of the numbers bracketed in the third paragraph of this response to Comment 2.

Our service revenue, including commissions on sales of third-party sellers, represents less than 10% of all revenues and is not required to be reported as a separate class of income under Rule 5-03 of Regulation S-X.

Our goal is to offer our customers the broadest possible selection at the best possible prices. We structure our business and management team so that we are largely neutral as to whether a product is sold by us or a third party. Our category managers are responsible for all items offered in their categories, whether those offers are made by us or third parties. Customers generally choose between products offered by both us and by third parties on the same web page. Our management team optimizes for unit volume, not for sales mix, and we believe the impact on contribution profit is relatively similar between Amazon and third-party units (contribution profit is an internal, non-GAAP measure of the profit available from the sale of a unit to absorb fixed costs). In addition, both Amazon and third-party sellers use most of the same consumer-facing website features and technologies. Since these and other fixed operating costs benefit sales by both us and third parties, we do not track them separately and do not evaluate income from operations or net income separately.

Our management focuses on gross profit dollars, not gross margin percentages. For example, we say on page 25 of the 2005 10-K that “[w]e generally focus on gross profit and operating profit dollars rather than margin percentages” and, on page 34 of the 2005 10-K, that “[s]ince we focus on profit dollars rather than margins, we are largely neutral on whether an item is sold by us or by a third party.” The mix between revenues generated by sales of products owned by us and commissions on sales of third-party sellers has only a limited effect on gross profit dollars. On page 34 of the 2005 10-K, we disclose the percentage of unit sales attributed to third-party sellers on our websites of 28%, 26% and 22% in 2005, 2004, and 2003. In all periods presented, the year-over-year change in mix between third-party sellers and us resulted in less than a [***] increase in gross profit dollars, and less than [***] of gross margin. Finally, we expect revenue growth to continue to be driven from sales by both third parties and us, and we believe that the relative growth rates will not have a material effect on our future results of operation or financial condition.

We will continue to monitor the change in mix between revenues generated by sales of products owned by us and commissions on sales of third-party sellers and the resulting impacts on gross profit dollars. To the extent future changes in this mix have a significant impact, we will consider additional disclosures.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation –Net Sales, page 33

Comment 3

We note the references to your co-branded credit card agreement here and throughout the filing. In light of the effect of such agreement on revenues and gross profit, please tell us and revise to disclose the nature and significance of the agreement. In doing so, please quantify the extent to which fees under this arrangement contributed to changes in your results of operations for the periods presented.

Response

Pursuant to 17 C.F.R. § 200.83, we hereby request confidential treatment of the four sentences bracketed in the first paragraph and the numbers bracketed in the second paragraph of this response to Comment 3.

We market co-branded credit cards on our website. [***]

Although the fees we earned from the co-branded credit card program represented less than [***] of net sales and less than [***] of gross profit in all periods presented in our 2005 10-K, we disclosed that it was one of the factors affecting our North America revenue growth rate and gross profits. We also disclose supplemental information about net sales and year-over-year growth in net sales by category, including the “Other” category, on page 36 of the 2005 10-K, and that the co-branded credit card agreement is one of the significant components of the “Other” category. We do not believe additional disclosure is necessary or required.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation –Operating Expense, page 37

Comment 4

Reference is made to your disclosure of various operating expenses excluding stock-based compensation. As these measures represent non-GAAP measures, please revise your disclosure to clearly identify the measures as such. Such identification should be included on the page where the non-GAAP measures are presented, and not six pages later in the document. Please also refer to SAB Topic 14:G and comprehensively address each of the disclosure requirements included in the interpretive responses to Question 2.

Response

In future periodic reports, we will revise our discussion of operating expenses excluding stock-based compensation reflected in the paragraph immediately following the table on page 37 of our 2005 10-K as follows:

Operating expenses without stock-based compensation are non-GAAP financial measures. See Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Measures” and Item 8 of Part I, “Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Stock-Based Compensation.”

In future periodic reports, we also will revise the discussion appearing in the last paragraph on page 43 of our 2005 10-K as follows:

“In addition, we provide operating expenses with and without stock-based compensation, which excludes the employer portion of payroll tax expense. We provide this information to show the impact of stock-based compensation, which is non-cash and excluded from our internal operating plans and measurement of financial performance (although we consider the dilutive impact to our shareholders when awarding stock-based compensation and value such awards accordingly). In addition, unlike other centrally-incurred operating costs, stock-based compensation is not allocated to segment results and therefore excluding it from operating expense is consistent with our segment presentation in our footnotes to the consolidated financial statements.

Operating expenses without stock-based compensation have limitations due to the fact that they do not include all expenses primarily related to our workforce. More specifically, if we did not pay out a portion of our compensation in the form of stock-based compensation, our cash salary expense included in the “Fulfillment”, “Technology and content”, “Marketing” and “General and administrative” line items would be higher. We compensate for this limitation by providing supplemental information about outstanding stock-based awards in the footnotes to our financial statements. Stock-based compensation programs are an important element of the company’s compensation structure and all forms of stock-based awards are valued and included as appropriate in results of operations.”

Item 8. Financial Statements and Supplementary Data–Consolidated Statements of Operations, page 50

Comment 5

To the extent that revenues from commissions/services constitute 10% or more of total revenues, please revise the face of your statements of operations to disaggregate these revenues from sales of tangible products. Also similarly disaggregate the related cost of sales. Refer to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

Response

Our service revenue, including commissions on sales of third-party sellers, represents less than 10% of all revenues and is not required to be reported as a separate class of income under Rule 5-03 of Regulation S-X.

Item 8. Financial Statements and Supplementary Data–Consolidated Balance Sheets, page 51

Comment 6

Please remove the subtotal “Cash, cash equivalents, and marketable securities” from the face of your balance sheet. This presentation is not prescribed by Rule 5-02 of Regulation S-X and may suggest to a reader that marketable securities are as liquid as cash.

Response

In future periodic reports, we will revise our consolidated balance sheets to remove the subtotal “Cash, cash equivalents, and marketable securities.”

Item 8. Financial Statements and Supplementary Data–Note 1. Description of Business and Accounting Policies– Accrued Expenses and Other Current Liabilities, page 57

Comment 7

Please disclose how you account for gift cards that are never redeemed. To the extent that unredeemed gift card liabilities are relieved into income, please disclose the timing of recognition of such income. Further, please tell us the amount of unredeemed gift cards recorded as income in each period presented, and disclose these amounts, if material.

Response

Pursuant to 17 C.F.R. § 200.83, we hereby request confidential treatment of the number bracketed in the first paragraph of this response to Comment 7.

The amount of unredeemed gift certificates recorded as revenue was less than [***] of “Net sales” in all periods presented. Due to the insignificance of the revenue resulting from unredeemed gift certificates, we believe it is unnecessary to separately disclose the amounts recorded in each period. However, in future filings, we will include the following policy disclosure, with regard to gift certificates, in Note 1 to the Financial Statements:

“We recognize revenue from gift certificates when customers redeem them. If they are not redeemed, we recognize revenue when the gift certificate expires or, for certificates without expiration dates, when the likelihood of redemption becomes remote.”

Item 8. Financial Statements and Supplementary Data–Note 1. Description of Business and Accounting Policies– Vendor Agreements, page 59

Comment 8

Please disclose the amount of cooperative advertising receipts included in costs of sales and marketing expenses during each period presented. Additionally, please revise your MD&A to discuss how changes in vendor consideration between periods impacted the various statements of operations line items, if material.

Response

Pursuant to 17 C.F.R. § 200.83, we hereby request confidential treatment of the number bracketed in the second paragraph of this response to Comment 8.

We receive consideration from certain vendors, including general list-price discounts, quick-pay discounts, price-protection, damage allowances and cooperative marketing reimbursements. In accordance with EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” we generally presume amounts received from vendors are a reduction of the prices paid for products and, therefore, reflect such amounts as either a reduction of “Cost of sales” on the consolidated statements of operations, or, if the product inventory is still on hand, as a reduction of the carrying value of inventory. The cooperating marketing reimbursements that are recorded as a reduction to “Cost of sales” are not meaningfully different from other vendor pricing discounts, such as those listed above. Furthermore, we lack objective and reliable evidence to allocate fair value to the individual discount categories. Accordingly, we do not artificially separate and disclose amounts within the general classification of vendor pricing discounts.

When we receive direct reimbursements for costs incurred in advertising the vendor’s product or service, the amount received is recorded as an offset to “Marketing” on the consolidated statements of operations. Such direct advertising reimbursements were less than [***] of operating expenses in all periods presented in our 2005 10-K. We believe that these amounts were not material and, accordingly that disclosure was not required.

Item 8. Financial Statements and Supplementary Data–Note 1. Description of Business and Accounting Policies– Stock-Based Compensation, page 60

Comment 9

Please remove the presentation on page 62 of your various income and cash flow measures adjusted to exclude the effects of adopting SFAS 123R, as such measures represent non-GAAP measures. The presentation of non-GAAP measures on the face of the financial statements or in the accompanying notes is prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K. Refer also to SAB Topic 14:G.

Response

Paragraph 84 of SFAS 123(R) requires that:

“In the period that this Statement is adopted, an entity shall disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share.”

We believe our presentation on page 62 is required by SFAS 123(R) and, accordingly, pursuant to Item 10(e)(5) of Regulation S-K, that these are not presentations of non-GAAP measures. We also believe that similar disclosure is required by paragraph 17 of SFAS 154. Furthermore, our tabular presentation provides readers with a straight-forward understanding of the effects of adopting the standard, including all the specific requirements listed in paragraph 84 of SFAS 123(R) and paragraph 17 of SFAS 154. Since we have passed the period of adoption, in future periodic reports, we will not present the financial measures on page 62 of our 2005 10-K that show the effect of SFAS 123(R) relative to amounts that would have been reported using the intrinsic value method.

Item 9A. Controls and Procedures, page 83

Comment 10

You state that your certifying officers concluded that your disclosure controls and procedures were effective in “timely alerting them to material information required to be included in [your] periodic SEC reports.” Please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In particular, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

Response

In future periodic reports, we will revise the first full paragraph of Item 9A on page 83 of our 2005 10-K, consistent with SEC Release No. 33-8238 (June 5, 2003) and the discussion at part II.F.4. thereof, to read as follows:

We carried out an evaluation required by the 1934 Act, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the 1934 Act, as of December 31, 2005. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2005, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure ~~in timely alerting them to material information required to be included in our periodic SEC reports~~.

We confirm that the conclusions of our principal executive officer and our principal financial officer regarding the effectiveness of our disclosure controls and procedures would not have changed if the above statements had been made in our 2005 10-K.

***

We also acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the 2005 10-K and Q1 2006 10-Q;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K and Q1 2006 10-Q; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (206) 266-2903 (telephone) or (206) 266-7010 (facsimile).

Very truly yours,

/s/ Mark S. Peek
Mark S. Peek
Senior Vice President and Chief Accounting Officer

cc:	Sarah Goldberg
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Robyn Manuel
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.
P.O. Box 81226
Seattle, WA 98108-1226

Thomas J. Szkutak
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.
P.O. Box 81226
Seattle, WA 98108-1226

L. Michelle Wilson
Senior Vice President and General Counsel
Amazon.com, Inc.
P.O. Box 81226
Seattle, WA 98108-1226

Shelley Reynolds
Vice President and Controller
Amazon.com, Inc.
P.O. Box 81226
Seattle, WA 98108-1226

Greg Beams
Partner
Ernst & Young LLP
999 Third Avenue, Suite 3500
Seattle, WA 98104

Ken Marceron
Partner
Ernst & Young LLP
1225 Connecticut Ave, N.W., 8th Floor
Washington, DC 20036

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Amazon.com Audit Committee Members